Exhibit 99.2

Bayer AG Media Conference Call

May 23, 2016 — 4:30 p.m. CEST

TRANSCRIPT OF THE MEDIA CONFERENCE CALL

Bayer AG - Media Conference Call

May 23, 2016

PRESENTATION

Introduction

Operator:  Good morning and good afternoon, ladies and gentlemen, and welcome to the Bayer AG Media Conference Call.  At the present time, all participants are in listen-only mode.  Please be aware that the conference is being recorded.

(Operator Instructions)

The floor will be open for questions following the presentation.

(Operator Instructions)

I will now hand you over to your host, [Dr. Michael Preuss, Head of Communications at Bayer AG].

Michael Preuss:  Thank you very much.  Good morning to everybody in the Americas and good afternoon everybody in Europe, and thank you very much for joining us today.  I would like to welcome you to our media call about Bayer’s offer to acquire Monsanto.

With me here are Werner Baumann, CEO of Bayer, Johannes Dietsch, CFO of Bayer, and Liam Condon, Board Member of Bayer and head of our Crop Science Division.

Before we start, I’d like to draw your attention to the legal information at the beginning of the presentation.

I would now like to hand over to Werner Baumann.

Werner Baumann:  Ladies and gentlemen, good morning and thank you for joining our conference call today.  It is my pleasure to announce our proposal to acquire Monsanto.

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050.  At Bayer, we are passionate about tackling large societal challenges through innovation, science, and with utmost responsibility.  It is our core capability to develop innovative businesses in the life sciences and turn them into leaders, creating superior value for our shareholders, employees, and society at large.

We have long respected Monsanto’s business and shared their vision of an integrated business that we believe is capable of generating substantial value for Bayer, Monsanto and all of our key stakeholders.  Actually, and as a matter of fact, we had discussions on multiple occasions in the last years regarding potential avenues to realize our shared vision from cooperation in specific areas all the way through R&D agreements.

Following thorough consideration and preparation, we do strongly believe that it is actually the combination of those two businesses that captures best the inherent value and we are fully committed to pursuing this transaction.

The transaction represents a compelling opportunity from Monsanto shareholders.  As outlined on slide four, we are proposing an all-cash offer of $122 per Monsanto share, representing a premium of 37% to the Monsanto share price of $89.03 on May 9, 2016.  That is the day prior to our offer.  We believe our offer represents the best opportunity for Monsanto shareholders to generate immediate and certain value at a substantial premium.  Our offer would not be subject to a financing condition.  We intend to finance the transaction through the combination of debt and equity.

The expected equity portion represents approximately 25% of the transaction’s enterprise value, and is expected to be raised primarily via a rights offering.  We are highly confident in our ability to finance the transaction, based on advanced discussions with, and support from, both Bank of America Merrill Lynch and Credit Suisse. We are also confident that we will obtain the necessary regulatory approvals.

The transaction represents a major step forward for our crop science business and would reinforce Bayer as a life science company with leadership positions in its core business segments.  Through the combination with Monsanto, we would create a fully integrated leader in the agriculture industry.  It will be able to offer a broad product portfolio across seeds and traits, crop protection and biologics and we can draw on an R&D platform with capabilities in all relevant technologies in a broad and deep combined pipeline to deliver better solutions for farmers.  We will also be at the forefront of digital farming, helping to prepare the industry for the next generational farm.

In combining our two businesses we expect to create substantial value for our shareholders.  We have identified significant potential for sales and cost synergies in line with industry benchmarks.  We expect to realize approximately $1.5 billion total synergies after year three, plus an additional integrated offer benefits in future years.

We anticipate the deal to become accretive to core EPS by a mid-single digit percentage in the first full year of the closing and a double digit percentage thereafter.  In addition, we see potential to command the premium valuation for the combined crop science business.

And you now look at the criteria that we have set out for our portfolio divisions, it becomes apparent why this combination strongly fits our strategy.  First, we are looking for businesses that have a focus on science-based innovation.  Monsanto is highly innovative with a biotech-centric business model and they have leading R&D capabilities and a very high productivity to turning their innovation into sustainable applications for farmers.

Second, in our business model, regulation plays an important role given the level of innovation and the impact of science.  Monsanto is successful with its business model in a regulated industry.  Additionally, it has built a very strong position in IP and is one of the drivers of technology in the industry.

Third, we are aiming to build industry leading positions in our businesses.  Monsanto is a leader in seeds and traits with very strong brands and they are at the forefront of digital farming.  Fourth, we particularly aim to identify businesses with strong growth dynamics.  Monsanto has an industry leading secular growth profile and has a strong focus on high growth regions and segments.  And last but not least, we are investing in highly profitable businesses, and Monsanto, in this respect, has an outstanding position.  It can claim industry leading margins and a strong ability to generate cash.

As you see, Monsanto is a strong match in every respect and highly complementary to our business.  It is an extraordinary fit and a major advance for us, both at business and group level.

A look at the 2015 pro forma life sciences sales with Monsanto shows the impact on the overall portfolio of Bayer.  Monsanto would add 12.7 billion Euros in sales; an EBITDA of around 4 billion Euros and more than 22,500 staff to Bayer.  The healthcare business and the agriculture business would be equally balanced and would significantly add to our leadership claims in life science.

The proposed transaction is driven by a strong belief that while our industry has taken on enormous challenges, this combination is a powerful response.  By 2050, the world’s population is expected to grow by an additional 3 billion people.  This would present about six times the population of Europe today.

A significant productivity increase of 60% is required to feed the planet.  Rising protein intake will further exacerbate the problem.  Land available to grow food, however, is expected to decline by around 17% de capita during the same periods.

If you factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels.  Innovative and integrated solutions are required to close this gap, and this transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

Let me now hand over to Liam.

Liam Condon:  Thank you very much, Werner.  The fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers have in conducting their business in the next years.

They have to make the right choice in the best performing seed varieties, in the way they operate their farms and economic use of key input factors, such as seeds and traits, fertilizer and crop protection.  Only then can they achieve optimal yields in a more sustainable manner.

For the agriculture industry, this means the need and the opportunity alike to provide a new set of offerings summarized in what we call the next generation of farming.  Tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories.

The need to have innovation capability at scale to be at the forefront of these developments and the glue between all the product and all these products and input elements is a digital farming solution which leverages technology to a maximum for farmers and the environment.

The proposed combination of Bayer and Monsanto will form a new global leader in an industry worth about 85 billion Euros today.  We are convinced that the combined business will be suited ideally to cater effectively to the requirements of the farmers and the challenges of the industry because it has equal and meaningful strengths in both agrochemicals and seeds.

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on plant health, chemistry, biologics and comprehensive life science technology platform with Monsanto’s best-in-class seeds and trades portfolio, its operational and scientific focus on yield, its breeding and trait development and advanced digital applications.

By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly integrated product offering and industry-leading R&D for our customers worldwide.

Slide 12 will give you the impression of what we mean by integrated offering.  The combination of Bayer and Monsanto would enable us to fully optimize all input factors of farmer needs over the growing cycle.  And in combination with our superior services like intensive consultancy and innovative digital farming solutions, our customers will benefit from enhanced yields and sustainability.

In addition to broadening our product portfolio, Bayer and Monsanto’s integrated offering would significantly expand our global reach.  The combined business would almost quadruple Bayer’s presence in North America, which is of particular importance given its financial significance, and double Bayer’s presence in the important Latin American region.

The proposed combination of Bayer and Monsanto would create an innovation powerhouse with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection, to digital farming.

Our combined pro forma R&D spend would amount to around 2.5 billion Euros.  The combined best in class R&D pipeline would enable us to better serve our customers and address their challenges and needs.  The combined business would be best positioned to make new advances in agriculture.

Looking to the next 10 to 15 years, the combined business would be extremely well positioned to tackle the complex issues that farmers will face, above all with a focus on sustainability.  By 2025, we believe farmers should be able to rely much more on higher predictability of yield and input, there will be a very strong element of advice and service in the offering, more ease of application, and we will see major advances in sustainability.

Consequently, the agriculture industry is expected to see an extension in the business model and new ways to address the needs of farmers at farm and field level.  A significant portion of sales would be related to technology and service, with the main input of ingredients of today integrated into a tailor-made solution.

Both companies to date have already turned their attention to digital farming in the case of Monsanto, including multi-billion dollar investments.  And we expect that the capabilities of the combined business will greatly contribute to superior offerings being available to farmers in the years to come.

With that, I would like to hand over to Johannes Dietsch.

Johannes Dietsch:  Thank you, Liam. So as you know, Bayer is always committed to creating value for its shareholders, and with this transaction we will continue to do so.  By transforming Bayer into a life science company, we have increased our market capitalization by a factor of about four since 2004, and have successfully integrated large and complex companies into our portfolio.

We are very confident we will maintain this strong integration track record, which we have built in the past.  We assume that integrating Monsanto from a business perspective would be no more complex than some of our previous acquisitions, such as the Schering acquisition in 2006.

For instance, total head count in both cases is about the same size.  And in terms of legal entities, this combination is less far complex than the Schering acquisition.  Here, we are talking about 37 major subsidiaries, compared to

154 subsidiaries in the case of Schering.  We are very confident that our proven processes and experience management team, as well as superior execution, enable us to deliver on our promises.

Let me spend a moment discussing how this transaction would affect Bayer from a finance perspective.  Despite a large amount of debt financing that this transaction will require, we target an investment grade rating immediately after closing of the transaction, and remain committed to a single “A” credit rating category in the long-term.  To ensure this, we plan to take a disciplined approach of de-leveraging our balance sheet, and we believe that the strong cash flows of the combined business would contribute to improving our financial profile.

Our commitment to de-leveraging is more than simple growth.  We have a proven track record of quickly de-leveraging our balance sheet after large transactions, and we aim to reduce anticipated debt levels from the combinations of Monsanto, in the same timely and disciplined manner.

With that, I would like to hand back to Werner Baumann.

Werner Baumann:  Thank you. Execution of our stated strategy, namely driven — driving profitable growth in innovation-driven industries with a growth profile of their own, has rendered superior returns for our shareholders. We will remain focused on that strategy across all our businesses.

In Pharma, they will place particular attention on the maximization of the value of launch products.  We aim to advance the early and mid-stage pipeline.  In Marketing and Sales, our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.  In Consumer Health, we are very well-positioned and have strengthened this business recently with the acquisitions of Merrick, OTC, and Dihon.

Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline.  In emerging markets, we will advance our focused strategy.  Overall, we want to capitalize on the synergy potential from recent acquisitions while we remain open to incremental add-ons and alliances.

Let me briefly summarize why we believe this acquisition to be a compelling transaction for shareholders of Bayer and Monsanto alike.  Monsanto shareholders benefit from an all-cash offer that provides immediate and certain value at a substantial premium.  In accepting this offer, Monsanto shareholders can capitalize on the benefits of an integrated business model, which Monsanto also has been advocating for quite some time now.

For Bayer shareholders, this transaction is highly attractive.  It is highly value accretive as the creation of an integrated leader in agriculture, provides substantial synergy potential, will be earnings accretive, enhance earnings growth and generate strong cash flows.  We are now looking forward to discussions with Monsanto, and are prepared to proceed immediately with due diligence and negotiations, and to achieve an agreed transaction.

So you see that we are fully committed to this compelling transaction.  This concludes my remarks.  Thank you for your time, and we are now happy to take your questions.

Michael Preuss:  Thank you, Werner, and now you can ask your questions.

QUESTION AND ANSWER

Operator:  (Operator Instructions) The first question comes from Jacob Bunge.

Jacob Bunge:  This is Jacob Bunge of the Wall Street Journal.  Can you explain why the decision to make the offer public and can you talk about the extent to which you are getting cooperation from Monsanto’s side?  Did you take this offer public because you weren’t making progress with them?

Werner Baumann: Let me dial back to May 10, when Liam Condon and myself visited Hugh Grant and two of his colleagues in Saint Louis.  We had actually a very good and constructive discussion.  And at the same time, I have to say that both companies share the strategic vision of an integrated offering, bringing the complementary business portfolios together, fully and entirely so there is absolutely no difference in strategic perspective.

We, at that occasion, handed over our offer letter in a very amicable and friendly environment.  And we are awaiting the Monsanto Board of Director’s response.  As a matter of fact, Monsanto did have to communicate last week that we are in discussions because there was a statement made by one of Monsanto’s senior executives that led them to actually communicate immediately. So, the fact that we are public now is not of our own making and we are very much looking forward to the Monsanto Board of Director’s response, and then ensuing constructive discussions to come to a negotiated takeover.

Jacob Bunge:  And so, you are required to put out your offer figure and so on today then because this was disclosed last week?  I mean, both companies had confirmed that an approach was made, but the reason that you had to further detail the offer is a regulatory one for you?

Werner Baumann:  Yes, we wanted to make sure that the content of this offer, since the fact that we are in discussions is public now, is known and well understood and that we can start to explain what the benefits of the combination are, how we are intending to finance this transaction, that it is very value accretive very early on. And that is something that we felt was needed, but doesn’t have anything to do with, as you mentioned, with a lack of constructiveness of the Monsanto senior leadership.  We are and continue to be in good discussions.  And again, we are waiting now for the answer of Monsanto’s Board of Directors.

Operator:  The next question comes from Johannes Koch, Bloomberg.

Johannes Koch: Hi, good afternoon gentlemen. I was just still wondering, I mean, why are you proposing to do this deal now, given the likelihood of — a rival bid seems slim.  Do you think a rebound in commodity prices could make Monsanto more expensive again, which is why you are going after this deal now?  Is it more because you saw the industry consolidating around you, which is why you decided to do the deal?

And the second question is, do the potential synergies at $1.5 billion that you outlined there, when you calculated that, do they include any job cuts?  Can you provide anymore detail on that?

Werner Baumann: Yes, thank you for the question Johannes. If you look at the situation we are in right now, the most important thing in such an undertaking is that you have to be absolutely sure that there is sound and actually convincing strategic rationale in the combination of those two businesses and that the combination can then actually drive further an enhanced value for the stakeholders involved.

This, and I mentioned it before, has been very clear to both companies as they have been in discussions for many, many years on how to combine and reap some of the benefits a combination would bring.  We have then decided that based on the fact that the negotiations and contractual arrangements are very, very difficult, that we really have to look for a catalyst, and that is why we have made the offer on Monsanto, because again, the strategic logic is really striking and the value creation potential on top even more.

Having said that, the situation is what it is.  We found that now was a good time to move because we had concluded our analysis.  At the same time, we are not trying to pick anything on the cheap here; it is a fully valued offer with a 37% premium over and above not only the current share price, but you can go back three and six months and the picture of the premium is actually very, very similar. I hope that answers your first question.

The second question on synergies, the $1.5 billion.  This deal is highly complementary; do include costs synergies also in terms of salaries and wages.  What this is going to be exactly at this point in time, not available for discussions because this is a, let’s say, fairly solid assessment we have done with an outside view, but there is no specificity by any means that we would be able and willing to share at this point in time.

Johannes Koch:  Just to follow up on that, you said that you needed to look for a catalyst.  What was that catalyst, then?

Werner Baumann:  Well, the catalyst was meant to be how do we get to the benefits that such a combination would bring after having been in discussions without a tangible outcome in terms of different types of corporations for many, many years?

And there was never a doubt on strategic alignment.  It was always about how do the companies split the value added between two parties, and that’s where typically these discussions then stalled.

Operator:  The next question comes from Charles McConnell, Global Competition Review.

Charles McConnell: Thanks for taking my question. I was just wondering if the Company could go into a little bit more detail on maybe some of the potential antitrust concerns, especially with regards to the seeds business and some of the overlaps there, and if the Company is prepared, especially in the US, to make any divestitures if necessary?

Liam Condon: Thank you very much, I’ll take that one. We’ve assessed this quite extensively with our internal experts and also have external advice on this.  We’ve come to the conclusion that there are very few antitrust or potential antitrust issues here for the simple reason that we have great complementarity between Bayer and Monsanto, both from a product and from a geographic point of view. And so that’s why we see very little potential antitrust issues.

However, of course, we do need to go through a due process and we will be discussing with regulatory authorities about how they view the transaction.  And if they come to the conclusion that anything needs to be divested, this is of course a decision that we would be willing to take, because according to our assessment, this would not impact our ability to consummate the transaction.  It is full confidence here in our ability to consummate the transaction from an antitrust point of view.  But of course, we don’t want to preempt any regulatory discussions.

Perhaps just one additional comment related to CFIUS in the US, which is perhaps less antitrust related, but more regulatory, usually looking at national security.  This is something where we would also, of course, enter a discussion.  But here, I think it’s important to highlight that as Bayer, we’ve actually been in the US for a longer amount of time than Monsanto.  We’ve been there for over 150 years.  We’ve actually got more employees than Monsanto in the US and we don’t see any national security issues with this deal, but due to the nature of the size of the transaction, we think it would be important for us to touch base with all necessary regulatory authorities and make sure that all of their concerns are taken into account so that we can proceed to consummate the transaction.

Operator:  The next question comes from Mrs. Susan Luke, Farm Journal Media.

Susan Luke:  Thank you for taking my question. Our audience is exclusively farmers and American farmers.  So, when I see on slide 10, I believe, that if this deal goes through, you will be number one in crop protection and number one in seeds and traits.  What can you say to farmers about their concern about raising prices in this atmosphere of consolidation, when three other Ag mergers are on the table as well?

Liam Condon:  Again, I think we really need to highlight here the extremely high complementarity of our offerings.  And so, the competition will actually remain; there always has been high competition in this industry, and this, of course, will remain.

But what we’re really focused on is developing integrated — what we call at the end of the day really customized solutions for farmers.  And we think with this combination, if we bring together the best seeds and traits in the industry, the best crop protection in the industry, and we combine this with a digital platform, that we simply will be able to help farmers to improve their harvests, improve their yields, to actually minimize their input costs and to do this in a way that we don’t compromise the environment.  And this will be possible with the combination — without the combination, it will be more difficult to come to that outcome.

So we’re really focused here on the upsides for the farmers, and this will be very important for us going forward.

Susan Luke:  Does that mean that the people with whom they work in the field, like the crop consultants, will change?  We’re getting a lot of questions about that.

Liam Condon:  Well, the impact on each specific market, I guess, will be a little bit different, depending on, each market is a little bit different.  There’s different go-to markets as you know, agriculture tends to be very, very local.  Within a country, many, many different regional setups.  In some areas, crop advisers are very important; in others, not so.  So, it really depends on the very specific local models. So I really wouldn’t like to speculate in general right now.  But agronomic advice is absolutely crucial for farmers and their decision making, and this will remain so going forward.

Operator:  The next question comes from Jean-Philippe Lacour, Les Echos.

Jean-Philippe Lacour:  This Jean-Philippe Lacour from Les Echos in Frankfurt.  Mr. Baumann, you said today at the first conference call, that the first reactions last week, they were due to an uneducated reaction in the media and the press because we didn’t know at the time the details of your proposal.  Are you disappointed for the fact that Bayer’s share lost at noon about 4-5% this day at the stock exchange?

And secondly, Monsanto’s name is often seen as the ugly or the bad company, especially here in Europe.  So, do you Bayer would likely abandon the name of Monsanto after the acquisition?  And so, you had to deal with this reputation issue as sole Bayer company.

Werner Baumann:  First of all, every management is not necessarily too happy if it sees the stock of its company under pressure and that is no different with us.  That’s why we are talking to investors, to the press, to the media, in order to explain why this proposed transaction with Monsanto is so highly attractive, value-generative. And at the same time, I really have to say it goes way beyond what the Company is about.  If there is no innovation and no technology that drives the ability of farmers to generate higher harvests over the next decades to come, modern agriculture will not be able to cope with the challenges of an ever-growing population.  And we step up to that responsibility and we also believe that with the reputation and the responsibilities we have always had for society and people that we can take the combined business to the next level because that’s what our company, our 100,000 employees worldwide and the name Bayer has stood for and will continue to stand for.

I think that also leads into the second question you have.  It is somewhat premature to speculate about topics like names and so on, but rest assured that we believe that one of the very, very strong elements that we have beyond the strategic rationale is a reputation that — and also, the openness and transparency - that we engage with also critical stakeholders in the market, and we will continue to do so.

Operator:  The next question comes from Mr Zimmerman, Acquire.

Mr Zimmerman:  Yes, two parts.  One, if you receive a positive response from Monsanto, can you speculate on what kind of timeframe you might achieve closing and consummation of the transaction?  And then, if you would, again back to farmer concerns here in the US, what are the real benefits to them for this deal?

Werner Baumann: Thank you for your questions. First answer is, we are very early in the process and we would be in a better position to answer your question if we already had an answer from Monsanto’s Board of Directors.  So as this point in time, I can really not shed any color on how this process is going to evolve and how fast we would come to a negotiated agreement.

And for the second question you are posing, I hand over to Liam Condon.

Liam Condon:  Yes, thanks Mr Zimmerman. A little bit back to what we were just discussing a minute ago, kind of the real specific benefits for farmers out of this deal.  At the end of the day, what we’re trying to do is help farmers to increase their yields and to do this with minimal inputs and without compromising the environment.

If we get that right, we should be able to offer a superior package to farmers so that they can actually increase their return on investment.  This is what we are firmly expecting to come out of this deal.  And with that, again, there is a more long-term element in here.  We’ve got to produce enough food by 2050 to feed the world, in a world that’s going to be hotter, where there is going to be less arable land per capita than is currently available, there is going to be less water.

So unless we bring more innovation and have really a step change in the agricultural industry, we’re going to run into tremendous problems.  I think with this transaction, there will be clear benefits for farmers, but there is a clear benefit for society in this as well.

Operator: The next question comes from David Nicklaus, St. Louis Post.

David Nicklaus:  You mentioned the years of conversations.  Can you be more specific about what was discussed and who approached whom?  Did Monsanto at one point propose buying your agriculture business?

Werner Baumann:  Mr. Nicklaus, thanks for your follow-up question and you will hopefully understand that I’m going to stay somewhat general here because we cannot disclose, also not without Monsanto’s consent in this case, the content of some of the confidential discussions we have had over the years.

But what is very important to note is that this is a very consolidated industry; we are not only competitors, but we are also customers and suppliers of each other.  In some areas, we do have existing cooperations and collaborations.

So there’s a constant dialogue in the industry because we, for example, provide Monsanto and other competitors with seed treatment solutions and other things, and during these discussions, there’s always a question what else could be done for the benefit of customers, and of course, for the benefit of the companies in situations if it can’t be done within and by one company alone?  So that is very, very typical in the industry, as you have it also in others such as medical devices.

Operator:  The next question comes from Sanjay Trehan, Mint.

Sanjay Trehan:  I’m Sanjay from Mint newspaper, Mumbai, India.  My question is like what does this deal mean for India?  Because you have two listed entities: one from Monsanto and one from Bayer.  And would there be any job loss?  And how important — particularly in the Indian market, because India is an agrarian nation, as you know.

Liam Condon:  Thanks a lot Sanjay, appreciate that you joined the call today. Honestly, I think it’s too early to speculate on specific implications for India.  I would, however, highlight that India is, for Bayer, is a key growth country.  It’s a country that we have been investing in significantly over the years and where we will continue to invest significantly going forward.

And as you well know, agriculture is core to the economy of India, so you can rest assured that this new combined company would be highly committed to India.  What that specifically would look like, honestly it’s too early to say, but there’s a clear commitment here from a strategic point of view to continue to invest strongly in India.

Sanjay Trehan: Would you be considering any delisting of existing entities or would you be merging both into one?

Liam Condon:  It’s too early to discuss those types of details because, first, we actually have to get the response from the Monsanto Board and then we can discuss further details.  So at this point in time, we wouldn’t comment on that but we will gladly come back to you as soon as that’s clear.

Operator: The next question comes from Pamela Smith, DTN.

Pamela Smith:  This is Pamela Smith with DTN and Progressive Farmer.  This was alluded to earlier a little bit on the overlap on your portfolios.  I know you said they were complementary, but it looks like cotton and vegetable seeds would have some overlap and also you have LibertyLink and the Roundup Ready technologies that would overlap.  Liam, could you address that a little bit more?

Liam Condon:  Thanks Pamela. We right now don’t want to preempt any of the discussions with regulatory authorities.  So we would just ask for your patience here that we go into a process of discussion with the regulatory authorities and then confirm whatever the overlap or potential divestment conclusions are.

It would be premature for us to speculate now on what they could be, should be.  So we would rather enter that process first with the authorities and then when it’s clear, rather, inform you about our conclusions.

Operator:  The next question comes from [unidentifiable], Farm Journal Media.

Unidentified Participant:  To kind of follow up with Pam’s question, there is speculation that you will have to divest some of your products and I know you can’t speculate what that would mean, but that comes back to farmer’s fear about fewer choices.  So what can you tell farmers about what this is going to do for their choices in the future if this deal were to go through?

Liam Condon:  I won’t repeat the answer that I just gave, but I do think it’s important to point out regulatory authorities, when they take decisions, they always take decisions based also on how they can encourage competition.  So for example, if we had to divest anything, it would be very clear that somebody else would be required to take those businesses or somebody else would run those businesses, otherwise there would be a lack of competition in the market.

It’s clear that any regulatory authority, if they make a proposal to us to divest something, it would only be a proposal to divest something to somebody else who will ensure that competition remains in the market.

In this specific case, I wouldn’t see competition issues coming from products exiting the market because they will just change owners.

Unidentified Participant:  And for some of your new products like to the Balance GT soybeans that could have some overlap with the existing Monsanto products, do you guys have a plan in place for that or is this another kind of wait-and-see?

Liam Condon:  Again, we won’t preempt a discussion with the regulatory authorities and rather come to the conclusions then together with the regulatory authorities, and once that’s clear, we would gladly come back and inform you.

Operator:  The next question comes from Ms. Werner, Agrarzeitung.

Ms Werner:  Bayer has in Europe a very good reputation.  Monsanto has not.  Do you fear any damage of the good Bayer reputation?  And the second question is what benefits do this combination will have for European farmers?

Werner Baumann:  Certainly, the topic of Monsanto’s reputation has come up many, many times in our discussions.  We are acutely aware how not of the fact that, particularly in Europe, and here particularly in a number of very specific countries, including Germany and France and also Italy, Monsanto’s reputation is actually not in line with our reputation.

Now, if you look at where we are coming from, there is no doubt about the underlying benefits of joining forces, also to drive higher harvests for farmers.  But we are coming from very different perceptions in the public.

It will be our task for the combined business, and that’s what you would expect Bayer to do, as we have always done, to explain that we are running these businesses to the highest and best standards you can imagine and that we are managing these businesses very responsibly.  That’s what you say — that’s what the name Bayer stands for, and that’s what our more than 100,000 employees worldwide stand for as well.

Liam Condon:  And the second questions are related to benefits for EU farmers or for European farmers specifically.  It comes back to the point I was making earlier in general, our goal is really to be able to develop more customized solutions for our farmers to deal with their specific challenges on their specific fields.

And we believe this combination of best seeds and traits in the industry and best crop protection, together again with a digital platform, this will really help us take things to the next level.  And of course, you can, maybe linking back to what Werner just said, we know it’s not enough just to have the best products, just to have the best science and the best innovation.  We also have to have trust, and for that, we need a strong reputation.

You can rest assured that we will continue to invest in dialogue and transparency and stick to the values that have made Bayer strong, particularly in Germany and Europe.  And I think Bayer — also European farmers will benefit from this.

Ms Werner:  And can you just shortly explain what kind of digital solutions can the European, or especially German farmers, expect from Bayer Monsanto?

Liam Condon:  I mean, there’s several different tests right now and data models going on looking at digital farming.  Very specifically for Bayer, we’re looking at it particularly from a crop protection point of view using satellite imagery so we can detect disease patterns at a very early stage and give more tailored recommendations so that farmers can, at a very early stage, spray the right part of the field and not the entire field too late.

And this can have a tremendous benefit because at the end of the day, we save harvests with this and minimize input costs.  That’s one very specific example that we are actually testing right now in Germany as we speak.  And there are many other examples where Monsanto is working on interaction between seed genetics and soil health to increase the productivity and the vigor of seeds.

I think an awful lot is going to come out of digital farming and still a little bit early because it’s all in testing phase.  But this isn’t something that’s going to play out in 10 years from now; this is going to play out in the following years because the pace of technological development is so rapid.

Operator:  Mr. Preuss, there are no further questions.

Michael Preuss:  Then thank you for being with us on the call today and thank you very much also for your questions.  We’d like to say goodbye to you and have a nice day.  Thank you.

Werner Baumann:  Thank you.

Liam Condon:  Thank you.